CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to (i) the inclusion in this Annual Report on Form 40-F of Eldorado Gold Corporation for the year ended December 31, 2007; and (ii) the incorporation by reference in registration statement Form S-8, of our report dated March 27, 2008 relating to the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2007 and the effectiveness of internal control over financial reporting of Eldorado Gold Corporation as of December 31, 2007.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 27, 2008